Exhibit (h)(19)

EXPENSE REIMBURSEMENT AGREEMENT

Agreement (“Agreement”) dated as of the 1st day of April, 2010 by and between NORTHERN INSTITUTIONAL FUNDS (the “Trust”), a Delaware business trust and a registered investment company under the Investment Company Act of 1940, as amended, and NORTHERN TRUST INVESTMENTS, N.A. (“NTI”).

WHEREAS, NTI serves as administrator to the International Equity Index Portfolio, the Global Tactical Asset Allocation Portfolio and the Prime Obligations Portfolio (each a “Portfolio” and together the “Portfolios”) pursuant to an Administration Agreement (the “Administration Agreement”) between the Trust and NTI dated January 1, 2009, as amended.

WHEREAS, pursuant to the Administration Agreement, if in any fiscal year, the sum of a Portfolio’s expenses (including the fee payable pursuant to Section 6.3 of the Administration Agreement, but excluding the investment advisory fee and transfer agency fee payable to NTI pursuant to its agreements with the Trust, servicing fees, and extraordinary expenses such as taxes, interest, and indemnification expenses) (the “Portfolio Expenses”) exceeds on an annualized basis 0.10% of a Portfolio’s average net assets (0.25% for the International Equity Index Portfolio) for such fiscal year, NTI will reimburse each Portfolio for the amount of such excess.

WHEREAS, the parties to this Agreement wish to provide for an undertaking by NTI to further reimburse the Portfolio Expenses of each Portfolio.

NOW THEREFORE, in consideration of the foregoing, the parties intending to be legally bound hereby, agree as follows:

1. NTI shall, from the date of this Agreement, reimburse a portion of the Portfolio Expenses so that after such reimbursement the Portfolio Expenses of the Portfolios shall not exceed the amounts set forth on Exhibit A.

2. The termination date of this Agreement is April 1, 2011 (the “Initial Term”). This Agreement shall continue automatically for periods of one year (each such one year period, a “Renewal Year”). This Agreement may be terminated, as to any succeeding Renewal Year, by either party upon 60 days’ written notice prior to the end of the current Initial Term or then current Renewal Year.

3. Notwithstanding any termination of the above-referenced Administration Agreement, the obligation to reimburse Portfolio Expenses contained in the Administration Agreement shall terminate no earlier than April 1, 2011.

4. NTI acknowledges and agrees that it shall not be entitled to collect on or make a claim for reimbursed expenses that are the subject of this Agreement at any time in the future.

5. This Agreement may be terminated by the Trust’s Board of Trustees, with respect to any Portfolio, at any time if it determines that such termination is in the best interest of the Portfolio and its shareholders.

6. This Agreement shall be governed by and construed under the laws of the State of Illinois, without regard to its conflict of law provisions. This Agreement may be signed in counterparts.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

NORTHERN INSTITUTIONAL FUNDS

By:	/s/ Lloyd A. Wennlund
Name:	Lloyd A. Wennlund
Title:	President

NORTHERN TRUST INVESTMENTS, N.A.

By:	/s/ Eric Schweitzer
Name:	Eric Schweitzer
Title:	Senior Vice President

Exhibit A

The Northern Institutional Funds

Name of Portfolio	Portfolio Expenses After Reimbursement
International Equity Index Portfolio	0.15%
Global Tactical Asset Allocation Portfolio	0.09%
Prime Obligations Portfolio	0.05%